SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2004

Commission File Number 001-14481

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Leste Cellular Participações Holding Company
(Translation of Registrant's name into English)

Av. Silveira Martins 1036, Cabula
41150-000 Salvador, BA, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELESP CELULAR PARTICIPAÇÕES S/A
TELE SUDESTE CELULAR PARTICIPAÇÕES S/A
TELE LESTE CELULAR PARTICIPAÇÕES S/A
CELULAR CRT PARTICIPAÇÕES S/A

FERNANDO ABELLA UNDERTAKES STRATEGIC
POSITION AT TELEFÓNICA MÓVILES - SPAIN

Fernando Abella was invited to undertake a new position in the management of Telefónica Móviles, headquartered in Madrid, where he will be in charge of controlling and developing the company’s businesses in Latin America.

The selection of Fernando Abella, current Vice-President - Finance, Control and Resources and Investor Relations Officer of the above referred Companies, which operate under “Vivo”brand, for these new functions, is a result of his contribution to the Telefónica Group as well as of the important role he has played in the company in Brazil, with which he has been working for 5 years.

The decision is pending ratification by the Boards of Directors of the “Vivo” holding companies and, meanwhile, Fernando Abella shall continue exercising his duties until being replaced by his successor, Arcadio Martinez, who already works in Brazil, in the General Control Management of those Companies.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 18, 2004

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Fernando Abella Garcia
Fernando Abella Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.